UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41943

Amer Sports, Inc.

(Translation of registrant’s name into English)

Cricket Square, Hutchins Drive,

P.O. Box 2681

Grand Cayman, KY1-1111

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Notes Offering

On February 16, 2024, Amer Sports, Inc. (the “Company”) announced that its wholly-owned subsidiary, Amer Sports Company (the “Issuer”), completed its previously announced offering of $800 million aggregate principal amount of 6.75% senior secured notes due 2031 (the “Notes”) in a private offering that is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

The Notes were offered in the United States only to persons reasonably believed to be qualified institutional investors pursuant to Rule 144A under the Securities Act, and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act.

The net proceeds from the offering of the Notes, along with the net proceeds from the previously announced new $500 million USD term loan facility, new €700 million EURO term loan facility, borrowings under our previously announced new revolving credit facility (together, the “New Senior Secured Credit Facilities”) and cash on hand, is being used to repay all outstanding indebtedness under the Company’s existing credit facilities, which will be terminated, and to repay all outstanding indebtedness under the Company’s existing $90 million bilateral credit facility.

The Notes Indenture

The Notes were issued pursuant to the indenture, dated as of February 16, 2024 (the “Indenture”), among the Issuer, the guarantors named therein, The Bank of New York Mellon, as trustee, and Wilmington Trust (Limited) London as notes collateral agent.

Interest and Maturity

Pursuant to the Indenture, the Notes will mature on February 16, 2031. Interest on the Notes will be payable semi-annually in arrears on each March 1 and September 1, beginning on September 1, 2024.

Guarantees

The Notes will be jointly and severally guaranteed by the Company and each of the Company’s subsidiaries (other than the Issuer) that is a borrower or a guarantor under the New Senior Secured Credit Facilities (the “Note Guarantors”). The Notes and the guarantees related thereto will be senior obligations and will be secured, subject to permitted liens and certain other exceptions, by the same first priority liens that secure the obligations of the Issuer and the Note Guarantors under the New Senior Secured Credit Facilities.

Ranking

The Notes and the guarantees will be the Issuer’s and the Note Guarantors’ senior secured obligations and will be subject to local law limitations:

•	rank pari passu in right of payment with all of the Issuer’s and the Note Guarantors’ respective existing and future senior indebtedness, including indebtedness under the New Senior Secured Credit Facilities;

•	be senior in right of payment to all of the Issuer’s and the Note Guarantors’ respective future subordinated indebtedness;

•	be effectively pari passu with the Issuer’s and the Note Guarantors’ respective indebtedness secured by a first priority lien on the collateral;

•	be effectively senior to the Issuer’s and the Note Guarantors’ respective existing and future indebtedness that is unsecured, or that is secured by junior liens, in each case, to the extent of the value of the collateral;

•	be structurally subordinated to the Issuer’s and the Note Guarantors’ respective existing and future obligations secured by assets that are not collateral to the extent of the value of such assets; and

•	be structurally subordinated to all existing and future indebtedness, preferred stock and other liabilities of each of our existing and future subsidiaries that do not guarantee the Notes.

Redemption

The Notes will be redeemable at the option of the Issuer, in whole or in part, on or after February 16, 2027, at the redemption prices set forth in the Indenture. In addition, the Notes may be redeemed, in whole or in part, prior to February 16, 2027 at a price equal to 100% of the principal amount, plus accrued and unpaid interest to, but excluding, the redemption date, plus the applicable premium as set forth in the Indenture.

In addition, prior to February 16, 2027, the Issuer may, at its option and on one or more occasions, redeem up to 10% of the aggregate principal amount of the Notes under the Indenture (including any additional Notes) during any 12-month period at a redemption price equal to 103% of the principal amount of the Notes being redeemed. Prior to February 16, 2027, the Issuer may on any one or more occasions redeem up to 40% of the aggregate principal amount of Notes issued under the indenture at a redemption price of 106.750% of the principal amount thereof, subject to the limitations set forth in the Indenture.

Upon the occurrence of a Change of Control (as defined in the Indenture), unless the Issuer has exercised its right to redeem all of the Notes, as described above, each holder of the Notes will have a right to repurchase all or any part of that holder’s Notes at a purchase price equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest on the Notes repurchased to, but excluding, the date of purchase.

Certain Covenants

The Indenture contains covenants that limit the ability of the Company and any of its Restricted Subsidiaries (as such term is defined in the Indenture), to, among other things:

•	incur or guarantee additional indebtedness or issue certain preferred stock;

•	make certain investments and other restricted payments

•	create liens;

•	enter into transactions with affiliates

•	engage in mergers, consolidations or amalgamations; and

•	transfer and sell assets.

Events of Default

The Indenture also provides for customary events of default.

Credit Facilities

On February 16, 2024, the Company entered into a Credit Agreement (the “Credit Agreement”) among the Company, certain subsidiaries of the Company as borrowers, the financial institutions party thereto as lenders and issuing banks, JPMorgan Chase Bank, N.A. as administrative agent, J.P. Morgan SE, as swingline lender, and Wilmington Trust (London) Limited as collateral agent.

The Credit Agreement provides for a U.S. dollar denominated term loan facility of $500 million with a seven-year term to maturity (the “USD Term Loan Facility”), a Euro denominated term loan facility of €700 million with a seven-year term to maturity (the “EUR Term Loan Facility”, and together with the USD Term Loan Facility, the “Term Loan Facilities”) and a five-year revolving credit facility of $710 million (the “Revolving Credit Facility”). The USD Term Loan Facility will be denominated in U.S. dollars, the EUR Term Loan Facility will be denominated in Euros and borrowings under the Revolving Credit Facility will be available in U.S. dollars or Euros.

Interest and Fees

Borrowings under the Revolving Credit Facility in: (i) U.S. dollars will bear interest at a rate per annum equal to, at the option of the Company, either (a) a term SOFR-based rate or (b) a U.S. dollar base rate and (ii) Euros will bear interest at a rate per annum equal to EURIBOR (provided, however, that the term SOFR-based rate and EURIBOR shall be no less than 0.00% per annum at any time and the U.S. dollar base rate shall be no less than 1.00% per annum at any time), in each case, plus an applicable margin. Borrowings under the (i) USD Term Loan Facility will bear interest at a rate per annum equal to, at the option of the Company, either (x) a term SOFR-based rate or (y) a U.S. dollar base rate and (ii) EUR Term Loan Facility will bear interest at a rate per annum equal to EURIBOR (provided, however, that the term SOFR-based rate and EURIBOR shall be no less than 0.00% per annum at any time and the U.S. dollar base rate shall be no less than 1.00% per annum at any time), in each case, plus an applicable margin.

The applicable interest rate margins for borrowings under the Revolving Credit Facility will be between 0.75% to 1.75% with respect to U.S. dollar base rate borrowings and between 1.75% to 2.75% with respect to SOFR or EURIBOR borrowings based on the Company’s first lien net leverage ratio (the “Applicable Rate”). The applicable interest rate margins for borrowings under the USD Term Loan Facility will be between 2.00% to 2.25% with respect to U.S. dollar base rate borrowings and between 3.00% to 3.25% with respect to SOFR borrowings based on the Company’s senior unsecured non-credit-enhanced long-term debt rating. The applicable interest rate margins for borrowings under the EUR Term Loan Facility will be between 3.25% to 3.50% based on the Company’s senior unsecured non-credit-enhanced long-term debt ratings.

In addition, the Company will be required to pay quarterly commitment fees equal to 30% of the Applicable Rate then in effect for SOFR borrowings under the Revolving Credit Facility, on a per annum basis in respect of the unutilized commitments under the Revolving Credit Facility, payable quarterly in arrears. The Company will also be required to pay letter of credit fees on the maximum amount available to be drawn under all outstanding letters of credit in an amount equal to the Applicable Rate on SOFR borrowings under the Revolving Credit Facility on a per annum basis, payable quarterly in arrears, as well as customary fronting fees for the issuance of letters of credit and agency fees.

Amortization

The amortization rate for the USD Term Loan Facility will be 1.00% per annum, payable in quarterly installments, and the first installment in respect of the USD Term Loan Facility will be payable on June 30, 2024. The EUR Term Loan Facility is not expected to be subject to scheduled amortization payments. The Company may direct that prepayments be applied to such amortization payments in order of maturity.

Collateral and Guarantors

The New Senior Secured Credit Facilities will be secured by substantially all of the assets of the Company and certain wholly-owned subsidiaries of the Company that are organized in the United States, Austria, Canada, Switzerland, Cayman Islands, Finland, France, Hong Kong and Sweden, subject to certain exceptions and subject to the agreed security principles with respect to any such subsidiaries that are not organized in the United States or Canada.

The obligations of the Company and the obligations of the guarantors under the New Senior Secured Credit Facilities and certain hedging arrangements and cash management arrangements entered into with lenders under the New Senior Secured Credit Facilities (or affiliates thereof) will be secured by first-priority security interests in the collateral securing such facilities subject to certain exclusions set forth in the credit documentation governing the New Senior Secured Credit Facilities.

Prepayments

Subject to certain exceptions and customary baskets set forth in the Credit Agreement, the Company will be required to make mandatory prepayments of the loans under the Term Loan Facilities under certain circumstances, including from: (i) 100% of the net cash proceeds of insurance and condemnation proceeds for property or asset losses (subject to reinvestment rights, decreases based on leverage ratios and a net proceeds threshold), (ii) 100% of the net cash proceeds from the incurrence of debt (other than permitted debt under the Credit Agreement), (iii) 50% of excess cash flow subject to decrease based on leverage ratios and subject to a threshold amount and (iv) 100% of net cash proceeds from asset sales (subject to reinvestment rights, decrease based on leverage ratios and net proceeds threshold). These mandatory prepayments may be used to satisfy future amortization.

The Company will be permitted to voluntarily reduce the unutilized portion of the revolving commitment amount and repay outstanding loans under the Revolving Credit Facility at any time without premium or penalty, other than customary “breakage” costs with respect to SOFR and EURIBOR loans. The Company will be permitted to voluntarily repay outstanding loans under the Term Loan Facilities at any time without premium or penalty; provided that that any voluntary prepayment, refinancing or repricing of the Term Loan Facilities in connection with certain repricing transactions that occur prior to the six-month anniversary of the closing of the New Senior Secured Credit Facilities shall be subject to a prepayment premium of 1.00% of the principal amount of the term loans so prepaid, refinanced or repriced.

Certain Covenants

The Credit Agreement is expected to contain a number of covenants that, among other things and subject to certain exceptions, restrict the Company’s and its subsidiaries’ ability to:

•	incur additional indebtedness;

•	create liens;

•	enter into agreements and other arrangements that include negative pledge clauses;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated indebtedness;

•	make investments, loans, advances and acquisitions;

•	merge, amalgamate or sell assets, including equity interests of subsidiaries;

•	enter into sale and leaseback transactions;

•	engage in transactions with affiliates; and

•	enter into amendments of or waivers under subordinated indebtedness.

The Credit Agreement will also contain certain customary affirmative covenants.

The Revolving Credit Facility will also contain financial covenants that: (1) require the Company to maintain a maximum first lien net leverage ratio of not greater than 5.00:1.00 and (2) require the Company to maintain an interest coverage ratio of not less than 2.00:1.00, which shall increase to 2.25:1.00 as of the fiscal quarter ending December 31, 2025 and shall further increase to 2.50:1.00 as of the fiscal quarter ending December 31, 2026. The financial covenants will contain a customary term loan facility standstill and customary cure rights.

Events of Default

The Credit Agreement will also contain certain customary events of default. If an event of default, as specified in the Credit Agreement shall occur and be continuing, the borrowers thereunder may be required to repay all amounts outstanding under the Credit Facilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Amer Sports, Inc.

By:	/s/ Andrew E. Page
Name:	Andrew E. Page
Title:	Chief Financial Officer

Date: February 16, 2024